TIGER JIUJIANG MINING, INC.

April 8, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on April 8, 2011
File Number 333-166823

We have reviewed your comment letter dated February 17, 2011, regarding the above filing, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.

We have updated the disclosure under “Plan of Operation” at page 47 with respect to our ability to satisfy our cash requirements with respect to the plan of operations. Specifically we have extended the time line to February 28, 2012, the end of our next fiscal year.

2.

We have altered the cover page and the disclosure at page 28 with respect to the offering by the selling shareholders such that the sales price to the public is fixed at $0.05 per share until such time as the shares of our common stock are traded on the OTC Bulletin Board by adding the clause “and thereafter at prevailing market prices or privately negotiated prices”.

3.	We have removed any reference to having an office in the United States and have altered all address references to 6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804.

4.

We have altered the statement in the first paragraph at page 6 to clarify which offering, primary or secondary to which we refer as well as on the cover page and throughout the registration statement and where the statement refers to both primary and secondary offerings we have retained the wording “this offering”.

Summary of Prospectus – page 5

5.

We have altered the “Summary Financial Information” section of the prospectus summary at page 7 to add the statement: “Our financial statements for the year ended February 28 and for the quarter and nine months ended November 30, 2010, were prepared assuming that we will continue our operations as a going concern. However, our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months”.

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
April 8, 2011

Risk Factors – page 7

6.	We have altered the disclosure to add risk number 18 at page 14 to reflect that Kiukiang’s exploration rights will expire in December, 2012:

“18. The exploration rights to our optioned mineral exploration property expire on December 8, 2012.

Kiukiang’s rights to explore the Tiger Gold property expire on December 8, 2012. In the event Kiukiang either failed to renew the exploration rights in a timely manner or were refused the renewal by a government agency, we would lose our rights under the option agreement and would be forced to abandon the project and cease operations.”

7.	We believe we have removed all mitigating language from our risk disclosure, specifically at page 17.

Risks Associated with Doing Business in China – page 16

The Chinese legal system is different from the U.S. justice system – page 17

8.	As indicated in response 7, we have removed any reference to our potential receipt of preferential tax incentives or the existence of such.

The Chinese Enterprise Income Tax Law may have a material impact … - page 18

9.

We are not considered, at this time, a resident enterprise under the Enterprise Income Tax Law and will not be until such time as we formally enter into a Chinese joint venture with Kiukiang. Such a joint venture would not be formed until some extended period after the completion and evaluation of the second stage of exploration on our optioned exploration property which, at the very earliest, would be some time in 2013. However, it is our intention to find some alternate structure in the meantime, for example, as Kiukiang holding the property in trust on behalf of Tiger, and would not enter into a formal joint venture until at least two additional significant phases of exploration were completed and we had indications that there may be a ‘reserve’ as that term is understood under Industry Guide 7. Having said that, we have added a new risk factor identified as risk 4 under “Risks Associated With Doing Business in China” at page 18 which states the above.

Business Description – page 30

10.	We have added risk 5 at page 18 to disclose the effects of the material existing or probable Chinese regulations on our business as noted in your comment stating:

5. There are many risks to doing business in China that may affect our future business operations that would not apply or are at variance with operating in the United States. There are regulations that apply to foreign ownership, to mergers and acquisitions by foreign investors and others that would affect currency conversion and on dividends. Each may or may not impact, to some degree, our operations should we form a Chinese joint venture and continue to explore and develop our optioned mineral property. These risks could cause us to be unable to continue with the development of the project and may force us to suspend or cease operations.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
April 8, 2011

We may find that the future rulings in regards to foreign ownership of companies involved in our business may make it more restrictive than that which we see at the present time and may force us to cease operations in China should we either form a joint venture or seek a merger with another company to continue exploration on our optioned property. We may find it difficult to form a joint venture that would be satisfactory to the Chinese government in order to be able to carry out our long tern exploration and development goals. If we were not able to arrange for a joint venture that would be acceptable to the PRC we may not be able to recoup our investment in full or may have to terminate our operations and write off whatever investment we had made to that point. That may result in our having to cease operations or go out of business.

We may not be successful in our efforts to form a joint venture as a result of non-approval by regulatory authorities and may have to suspend or cease operations because all joint ventures to be entered into must be pre-approved by both the Ministry of Commerce (“MOC”) and the State Development and Reform Commission (“SDRC”) in Beijing or their provincial bureaus. The risk that we face is that for reasons that may not be known at this time or because of changes in the regulatory regime, we may not be able to enter into a formal joint venture in which case we would either have to seek a buyer for the project or simply abandon all our previous efforts and cease operation.

In the event that we were to be successful in developing a mining property with reserves and commenced full mining operations, we may not be able to repatriate our full investment in the project which may lessen dividends available to be paid to Tiger’s shareholders. Foreign currency exchange regulation in China is primarily governed by the Foreign Currency Administration Rules (1996), as amended, (the “Exchange Rules”) and Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), (the “Administration Rules”). Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange (“SAFE”). Under the Administration Rules, companies in China with foreign investments may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

The State Administration of Foreign Exchange (the “SAFE”) promulgated Circular on Issues Relating to Foreign Exchange Administration of Equity Financings and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles (“Circular 75” or the “Circular”) on October 21, 2005, which legalizes, and further regulates, the offshore holding company structure favored by private enterprises in their offshore fundraising activities with a view toward channeling foreign venture capital and private equity investments back into China’s private sector and took effect on November 1, 2005. The rules promulgated under this Circular may impact on our ability to form a Chinese joint venture in the future as well as our ability to invest in a Chinese project to the degree that we may require and may preclude us from the benefits of a joint venture. There appears yet to be a great deal of uncertainty as to how Circular 75 will be managed in the longer term. Since we are at least two to five years away from having to form a joint venture and having to deal with the ramifications of SAFE and Circular 75 we do not believe we are yet in a position to determine what we will do in the future; we will, however, have to be mindful of the implications of Circular 75 and monitor the changes that occur in the future.

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
April 8, 2011

The rules pertaining to acquisitions and mergers by foreign investors may impact our ability to operate long term in the PRC if we are successful in developing a mining project beyond the exploration stage and wish to merge with or be acquired by another entity because recently changed rules in China now require that both foreign investors and Chinese companies incorporated overseas must obtain approval for merger and acquisition activity from the Ministry of Commerce and we may not be able to obtain those approvals in the future which may jeopardize our long tern development plans.

Management Discussion, Analysis of Financial Condition … - Page 47

11.	We have revised the filing to reflect our present financial condition by altering the two paragraphs in question at page 49 to now read:

“If we are unable to sell the minimum 1,200,000 shares of the planned offering we would not have sufficient capital available to fund the phase I exploration program and we would have to suspend operations. We have not entered into any arrangements with creditors for unpaid offering expenses.”

“We have limited cash reserves which as of November 30, 2010, totaled $749, excluding a reserve for payables. Until we actually commence phase I of the exploration program, our monthly cash requirements are minimal.”

Executive Compensation – page 53

12.	We have altered the table for executive compensation disclosure at page 54 to update the information to February 28, 2011.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ “Chang Ya-Ping”

Chang Ya-Ping
President